Exhibit 12.1

The NASDAQ OMX Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividends

(Dollars in Thousands)

Unaudited

	Nine Months Ended September 30, 2008(1)		Year Ended December 31,
			2007		2006		2005		2004		2003
Pre-tax income (loss) from continuing operations	$446,432	(2)	$793,903	(3)	$213,145	(4)	$106,262	(5)	$2,553	(6)	$(66,352	)(7)
Add: fixed charges	55,545		72,863		91,097		20,338		11,789		19,042

Pre-tax income (loss) before fixed charges	501,977		866,766		304,242		126,600		14,342		(47,310)
Fixed charges:
Interest expense	55,545		72,863		91,097		20,338		11,484		18,555
Other	—		—		—		—		305		487

Total fixed charges	55,545		72,863		91,097		20,338		11,789		19,042
Preferred stock dividend requirements	—		—		359		3,220		8,354		8,279

Total combined fixed charges and preferred stock dividends	$55,545		$72,863		$91,456		$23,558		$20,143		$27,321

Ratio of earnings to fixed charges	9.04		11.90		3.34		6.22		1.22		(2.48)
Ratio of earnings to fixed charges and preferred stock dividends	9.04		11.90		3.33		5.37		0.71		(1.73)

(1)

The results of OMX have been included in this calculation since February 27, 2008. The results of the Philadelphia Stock Exchange have been included since July 24, 2008 and the results of the Boston Stock Exchange have been included since August 29, 2008.

(2)	2008 pre-tax income from continuing operations is before equity in earnings of 50%-or-less-owned companies and minority interests.
(3)	Includes costs of $4,100 associated with our 2007 cost reductions.
(4)	Includes costs of $40,900 associated with our 2006 cost reductions.
(5)	Includes net costs of $20,000 associated with our 2005 cost reductions.
(6)	Includes costs of $62,600 associated with our 2004 cost reductions.
(7)	Includes costs of $97,910 associated with our strategic review in 2003.